UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

For the month of February, 2015

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.
 (Translation of Registrant's name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
            Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

1.
Press release, dated February 19, 2015 filed with the Mexican Stock Exchange (Bolsa Mexicana de Valores) on February 20, 2015, at the request of the Mexican National Banking and Securities Commission (Comision Nacional Bancaria y de Valores), announcing the creation by CEMEX, S.A.B. de C.V. (NYSE:CX) of CEMEX Energia, an energy division seeking to develop a portfolio of  power projects in Mexico.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	February 20, 2015	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.
Press release, dated February 19, 2015 filed with the Mexican Stock Exchange (Bolsa Mexicana de Valores) on February 20, 2015, at the request of the Mexican National Banking and Securities Commission (Comision Nacional Bancaria y de Valores), announcing the creation by CEMEX, S.A.B. de C.V. (NYSE:CX) of CEMEX Energia, an energy division seeking to develop a portfolio of  power projects in Mexico.